UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*


                              TRAILER BRIDGE, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    892782103
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                           Patricia McLean Mendenhall
                               38 East 70th Street
                            New York, New York 10021
                                 (212) 288-1344
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 7, 2005
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 892782103

================================================================================
   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Patricia McLean Mendenhall
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                       (b)   [ ]

--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------

        NUMBER OF               7     SOLE VOTING POWER

                                      1,494,605
          SHARES             ---------------------------------------------------

                                8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
                             ---------------------------------------------------
         OWNED BY
                                9     SOLE DISPOSITIVE POWER

           EACH                       1,494,605
                             ---------------------------------------------------

        REPORTING              10     SHARED DISPOSITIVE POWER

                                      0
          PERSON


           WITH
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,494,605
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.7%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================


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CUSIP No. 892782103


Item 1.  Security and Issuer
----------------------------

         This Schedule 13D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer'):

                  Trailer Bridge, Inc.
                  10405 New Berlin Road East
                  Jacksonville, FL 32226

Item 2.  Identity and Background
--------------------------------

         This Schedule 13D is filed on behalf of Patricia McLean Mendenhall, whose address is 33 East 70th Street, New York, New York 10021.

         Ms. Mendenhall is not currently employed.

         During the last five years, Ms. Mendenhall has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Ms. Mendenhall has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ms. Mendenhall is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Ms. Mendenhall acquired beneficial ownership of 1,438,923 shares of the Common Stock when such shares were transferred to her by the executor of the estate of Malcom P. McLean, the founder and principal stockholder of the Issuer. The reported transaction occurred pursuant to a specific bequest in the late Mr. McLean's Will without any exchange of consideration.


Item 4.  Purpose of Transaction
-------------------------------

         As described in Item 3 above, Ms. Mendenhall acquired beneficial ownership of 1,438,923 shares of the Common Stock under the Will of the late Malcom P. McLean. Ms. Mendenhall has sole voting and investment power over these shares.

         The remaining shares of Common Stock beneficially owned by Ms. Mendenhall were acquired by Ms. Mendenhall for, and are being held for, investment purposes or were previously acquired by her children under the Will of the late Malcom P. McLean. Ms. Mendenhall may, at some future date, decide to make additional investments in shares of the Issuer's Common Stock.

         Except as set forth above and except as described below, Ms. Mendenhall has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;
         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         (e) Any material change in the present capitalization or dividend policy of the Issuer;
         (f) Any other material change in the Issuer's business or corporate structure;
         (g) Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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CUSIP No. 892782103


         (h) Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
         (j)    Any action similar to any of those enumerated above.

Item 5.  Interest in Common Stock of the Issuer
-----------------------------------------------

         (a) and (b). Ms. Mendenhall beneficially owns an aggregate 1,494,605 shares of the Common Stock, constituting approximately 12.7% of the 11,753,691 shares outstanding as of March 31, 2005. Such Common Stock is as follows:

                (i) 1,439,923 shares (constituting approximately 12.3% of the total number of shares outstanding) are owned beneficially by Ms. Mendenhall. Ms. Mendenhall has sole dispositive and voting power over such shares.

                (ii) 13,670 shares (constituting less than 1% of the total shares outstanding) are held by Ms. Mendenhall's daughter and may be deemed beneficially owned by Ms. Mendenhall. However, Ms. Mendenhall expressly disclaims beneficial ownership of all 13,670 of these shares.

                (iii) 13,671 shares (constituting less than 1% of the total shares outstanding) are held by Ms. Mendenhall's daughter and may be deemed beneficially owned by Ms. Mendenhall. However, Ms. Mendenhall expressly disclaims beneficial ownership of all 13,671 of these shares.

                (iv) 13,671 shares (constituting less than 1% of the total shares outstanding) are held by Ms. Mendenhall's son and may be deemed beneficially owned by Ms. Mendenhall. However, Ms. Mendenhall expressly disclaims beneficial ownership of all 13,671 of these shares.

         The foregoing excludes Common Stock held by other Group Members discussed in Item 6 below.

         (c) No transactions in the Common Stock were effected by Ms. Mendenhall in the last sixty days.

         (d) Any dividends on the 1,494,605 shares of the Common Stock (constituting approximately 12.7% of the total number of shares outstanding) beneficially owned by Ms. Mendenhall will be paid to Ms. Mendenhall or to her children. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

         (e)    Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Common Stock of the Issuer
         -----------------------------

         Ms. Mendenhall and the other members of the McLean family identified on
Exhibit 1 to this Schedule 13D (the "Group Members") maintain an informal, unwritten understanding that they will vote as a group the shares of Common Stock with respect to which they have voting power on all matters involving action by stockholders of the Issuer. Consistent with their informal understanding, no Group Member is legally bound to vote with the other Group Members. Each Group Member has elected to report his other beneficial ownership of Common Stock on a separate Schedule 13D.


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CUSIP No. 892782103


         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ms. Mendenhall and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

         None



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CUSIP No. 892782103


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 24, 2005
----------------------------------
Date


/s/ Patricia McLean Mendenhall
----------------------------------
Patricia McLean Mendenhall



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


CUSIP No. 892782103


                                    Exhibit 1
                                    ---------

                                  Group Members


Patricia McLean Mendenhall

Malcom P. McLean, Jr.

Nancy McLean Parker

Clara Lee McLean




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